Vanguard Natural Resources, LLC
5487 San Felipe, Suite 3000

Houston, Texas 77057

August 28, 2015
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    H. Roger Schwall, Assistant Director
Ethan Horowitz, Branch Chief
Wei Lu, Staff Accountant
Parhaum J. Hamidi, Staff Attorney
Norman von Holtzendorff, Senior Counsel
Ronald Winfrey, Petroleum Engineer

Re:	Vanguard Natural Resources, LLC Amendment No. 4 to Registration Statement on Form S-4
Filed August 20, 2015
File No. 333-204982
Dear Mr. Schwall:
This letter sets forth the response of Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company”, “Vanguard”, “We”, “Us” or “Our”), to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 27, 2015, relating to the Company’s Registration Statement on Form S-4 (File No. 333-204982) (the “EROC/Vanguard Form S-4”), which was filed with the Commission on June 16, 2015, as amended by Amendment No. 4 to the EROC/Vanguard Form S-4, which was filed with the Commission on August 20, 2015. We plan to file Amendment No. 5 to the EROC/Vanguard Form S-4 (the “EROC/Vanguard Amendment No. 5”) through EDGAR on August 31, 2015.
In this letter, for your convenience, we have recited the comment from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
Material U.S. Federal Income Tax Consequences of the Merger, page 203

1.
We note your response to our prior comment and filed Exhibits 8.1 and 8.2. However, your disclosure continues to state that counsel for you and counsel for Eagle Rock “[know] of no reason that [they] would not be able to deliver the opinion[s]” stating the conclusions outlined on pages 203 and 204. This disclosure appears inconsistent with the filed tax opinions. Please revise accordingly.

Response:
We acknowledge the Staff’s comment. To address this comment, we have deleted the following sentences from page 204 of the EROC/Vanguard Amendment No. 5:

U.S. Securities and Exchange Commission
August 28, 2015

•
“Paul Hastings has informed Vanguard that it knows of no reason that it would not be able to deliver the opinion described above if the merger was consummated on the date of this joint proxy statement/prospectus.”; and

•
“Vinson & Elkins has informed Eagle Rock that it knows of no reason that it would not be able to deliver the opinion described above if the merger was consummated on the date of this joint proxy statement/prospectus.”

*****

U.S. Securities and Exchange Commission
August 28, 2015

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments you have regarding our response or the EROC/Vanguard Amendment No. 5 to the undersigned by phone at (832) 327-2259 or Douglas V. Getten of Paul Hastings LLP at (713) 860-7340.
Thank you for your assistance.
Very truly yours,

By:	/s/ Scott W. Smith
Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC

cc: Scott W. Smith, President, Chief Executive Officer and Director, Vanguard Natural Resources, LLC
Douglas V. Getten, Partner, Paul Hastings LLP